VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WATER ON DEMAND, INC.
Request for Withdrawal of Post Effective Amendment No.1 to Offering Statement on Form 1-A filed under form type 1-A/POS
(File No. 024-12060)

Ladies and Gentlemen:

On behalf of WATER ON DEMAND, INC. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an erroneous EDGAR filing submission error. On March 20, 2025, the Company filed with the SEC (via EDGAR) Post Effective Amendment No. 1 to Offering Statement on Form 1-A POS (File No. 024-12060) under form type “1-A/POS” (accession no. 0001213900-25-025501) and accompanying exhibits and correspondence (“Erroneous Amendment”). This filing contained incorrect information regarding the engagement of a placement agent which should not have been included.

The Company hereby requests the withdrawal of Post Effective Amendment No. 1 to Offering Statement under form type “1-A POS” filed on March 20, 2035 and is filing a corrected Post Effective Amendment No.1 on form type “1A/POS”. For purposes of clarity, the Company is withdrawing the Erroneous Amendment only and no other filings. This is ONLY this specific post-qualification amendment that we wish to withdraw; the Offering, as approved, remains qualified and active.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our counsel, J. Martin Tate of Kunzler Bean & Adamson at 801-792-5002.

Sincerely,

/s/ T. Riggs Eckelberry
Chief Executive Officer